SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


     -----------------------------------------------------------------------



                                    FORM 11-K
                                  ANNUAL REPORT




                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1997




                    ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
                        FOR REPRESENTED HOURLY EMPLOYEES



                       ROCKWELL INTERNATIONAL CORPORATION
                      777 East Wisconsin Avenue, Suite 1400
                           Milwaukee, Wisconsin 53202

ALLEN-BRADLEY COMPANY, INC.
ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES


TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996:

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                            4-9

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 1997:

   Item 27a - Schedule of Assets Held for Investment Purposes                10

SIGNATURE                                                                   S-1

EXHIBIT:

         Independent Auditors' Consent                                      S-2

INDEPENDENT AUDITORS' REPORT


To the Allen-Bradley Savings and Investment Plan for
  Represented Hourly Employees and Participants therein:

We have audited the accompanying financial statements of the Allen-Bradley Savings and Investment Plan for Represented Hourly Employees as of December 31, 1997 and 1996 and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Pittsburgh, Pennsylvania
July 16, 1998

ALLEN-BRADLEY COMPANY, INC.
ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------
                                                   1997               1996
                                               -----------        ------------
   INVESTMENTS:
      Master Defined Contribution Trust      $ 26,127,019        $          -
      Pooled insurance contract fund                    -          21,801,430
      Money market funds                                -                 194
      Loan fund                                   312,791                   -
                                               ----------          ----------

      Total investments                        26,439,810          21,801,624
                                               ----------          ----------

   RECEIVABLES:
      Contributions receivable - employer          24,864              23,886
      Contributions receivable - employee          86,186              74,295
      Income receivable                                 3                  55
                                               ----------          ----------

             Total receivables                    111,053              98,236
                                               ----------          ----------

TOTAL ASSETS AND NET ASSETS AVAILABLE
 FOR BENEFITS                                $ 26,550,863        $ 21,899,860
                                               ==========          ==========


                       See notes to financial statements.

ALLEN-BRADLEY COMPANY, INC.
ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
THREE MONTHS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

                                                  1997              1996
                                               -----------       ------------
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                $  21,899,860      $ 17,261,102
                                                ----------        ----------
INCOME:
  Earnings from Investments:
    Net earnings in Master
      Defined Contribution Trust                 1,477,284                 -
    Dividends                                          645                 -
    Interest                                         5,242               798
    Net (depreciation) appreciation
      in fair value of Investments                  (3,911)        1,272,638
                                                ----------        ----------

      Total earnings from investments            1,479,260         1,273,436
                                                ----------        ----------

  Contributions received or receivable from:
    Employer                                     1,060,463         1,016,873
    Participants                                 3,469,535         3,302,618
                                                ----------        ----------

      Total contributions                        4,529,998         4,319,491
                                                ----------        ----------

      Total income                               6,009,258         5,592,927
                                                ----------        ----------

EXPENSES
  Payments to participants or beneficiaries      1,382,282           954,169
                                                ----------        ----------

NET INCOME                                       4,626,976         4,638,758
                                                ----------        ----------

TRANSFERS TO THE PLAN                               24,027                 -
                                                ----------        ----------

NET INCREASE                                     4,651,003         4,638,758
                                                ----------        ----------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                      $  26,550,863      $ 21,899,860
                                                ==========        ==========


                       See notes to financial statements.

ALLEN-BRADLEY COMPANY, INC.
ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following brief description of the Allen-Bradley Savings and Investment Plan for Represented Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      a. General - The Plan is a defined contribution savings plan covering all permanent represented hourly employees of Allen-Bradley Company, Inc. (the "Company") who elect to participate in the Plan. The Company is a wholly-owned subsidiary of Rockwell International Corporation ("Rockwell"). The Savings Plan Benefits Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N. A. is the trustee of the Plan's assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

            The Plan's investments have been transferred into a Master Defined Contribution Trust (the "Master Trust"). With the exception of the Participant Loan Fund which was held outside the Master Trust at December 31, 1997, the Rockwell Stock Fund, which was transferred into the Master Trust on September 19, 1997, and the Meritor Stock Fund which was received in the Master Trust in October 1997, all other funds in the Plan were included in the Master Trust on January 1, 1997. At December 31, 1997 the Plan was composed of six funds:
            (i) the Fixed Income Fund, which invests primarily in debt securities with maturities of three years or less; (ii) the Diversified Fund, which invests primarily in stocks, bonds and other corporate securities, except those issued by Rockwell; (iii) the Guaranteed Return Fund, which invests in insurance company contracts providing a guarantee of principal and stated rate of interest for a specified period; (iv) the Intermediate Term Bond Fund, which invests in U. S. Treasury and government agency bonds and investment-grade corporate debt with intermediate maturities averaging five years or less; in addition, the Loan fund, representing outstanding participant loan balances, was held outside the Master Trust, (v) Stock Fund B, which invests in or holds the common stock of Rockwell International; and (vi) Stock Fund F, which invests in or holds the common stock of the Meritor Automotive Company ("Meritor").

            Previously, for the Plan years prior to 1997, the Plan provided for one investment fund in which participant contributions to the Plan could be invested. This was the Guaranteed Return Fund (the "Fund"), which invests in insurance company contracts providing a guarantee of principal and stated rate of interest for a specified period. Company contributions were invested in the same Fund.

      b. Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 14% of compensation, as defined in the Plan. Participant contributions can be made either before or after U.S. federal taxation of a participant's compensation. The maximum before-tax contribution (Salary Reduction Contribution) is 9% for non-highly compensated participants and 8% for highly compensated participants. In addition, the Company contributes out of its current or accumulated earnings and profits, but not otherwise, an amount equal to 50% of the total amount of participant contributions provided that such amount shall not exceed an amount equal to 5% and 2.5% of compensation in 1997 and 1996, respectively, less the amount of any forfeitures as provided by the Plan (see Note 6).

      c. Vesting - Each participant is fully vested at all times in the portion of a participant's account which relates to the participant's contributions and earnings thereon. Upon termination of employment, participants may receive their account balance, to the extent vested, in the form of a lump sum payment, installment payments or an annuity contract from a legal reserve life insurance company. Vesting in the Company contribution portion of a participant's account plus actual earnings thereon is based on years of credited service. A participant is 100% vested after five years of credited service. Partial vesting occurs at a rate of 20% per year of credited service. Participant before-tax contributions can be withdrawn provided the participant has either attained the age of 59 1/2or is able to demonstrate financial hardship.

      d. Unit Values - Participants do not own specific securities or other assets in the Plan, but have an interest therein represented by units valued each business day. Between valuation dates, contributions to and withdrawal payments from each fund are converted to units by dividing the amount of such transactions by the unit value as last determined. The participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

      e. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participants' account represents a forfeiture. Forfeitures revert to the Company and reduce the Company's contributions to the Plan. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan, the participant's account will be restored by the Company.

      f. Benefit Claims Payable - Distributions and withdrawals from participants' accounts may be made as of the end of any quarter of the Plan fiscal year. As of December 31, 1996 net assets available for benefits included benefits of approximately $9,000 due to participants who have withdrawn from participation in the Plan or participants who have requested partial distributions. Effective October 1, 1997, the Plan changed to daily processing of all transactions. As a result, at December 31, 1997, there were no amounts due to participants who had withdrawn from the Plan.

      g. Priorities Upon Termination of the Plan - The Company has the authority to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's employer contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

      h. Loans - Effective January 1, 1997, a participant may obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over periods ranging from 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full after a minimum of 12 months. Payments of principal and interest are credited to the participant's account. Participants may have only one loan outstanding at a time.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. Investments - The investments held in the Master Trust (1997) and the investment in the Guaranteed Return Fund held by the Plan (1996) were valued as follows:

        (i)   Valuation of Guaranteed Return Fund (Pooled Insurance Contract
              Fund) - The Guaranteed Return Fund is valued at fair value at December 31, 1997 and 1996. According to the provisions of AICPA Statement of Position 94-4, the guaranteed investment contracts held in the Guaranteed Return Fund were nonfully benefit responsive in 1997 and were fully benefit responsive in 1996. As such, the contracts are valued at fair value in 1997 and contract value in 1996. The crediting interest rate for the contracts held in the Guaranteed Return Fund at December 31, 1997 ranged from 5.84% to 6.84% with an average yield of 6.11% during 1997. The fair market values of the guaranteed investment contracts approximated cost at December 31, 1997 and 1996. The crediting interest rate at December 31, 1996 was 6.27% with an average yield of 6.74% during 1996. The crediting interest rate for each contract within the fund is reset annually.

        (ii) Valuation of Fixed Income Fund, the Intermediate Term Bond fund and the Diversified Fund (Pooled Investment Funds) - Investments in the Fixed Income Fund, the Intermediate Term Bond Fund and the Diversified Fund are stated at fair value based on quoted market prices reporting on the last business day of the Plan's year.

        (iii) Valuation of Money Market fund - Investments in a money market fund are stated at fair value, which is equivalent to cost.

        (iv) Valuation of Rockwell Common Stock and Meritor Common Stock - Investments in Rockwell and Meritor common stock are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year.

      c. Expenses - The Plan's expenses are paid by the Plan or the Company, as provided by the Plan document.

      d. Use of Estimates - The preparation of financial statement in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan's net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.    MASTER DEFINED CONTRIBUTION TRUST

      At December 31, 1997, the majority of the Plan's investment assets are held in a Master Trust account at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net gain of the investment accounts to the various participating plans.

      The investment accounts of the Master Trust are valued at fair value at the end of each day. The net gain of the accounts for each day is allocated by the trustee to each participating trust based on the relationship of the interest of each trust to the total of the interests of all participating trusts. If available, quoted market prices are used to value investments. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The funds held by the Master Trust are the same as those discussed in note 1.

      The net assets of the Master Trust at December 31, 1997 are summarized as follows:

                                                                    1997
                                                                 -----------
ASSETS:
   Cash and equivalents                                      $       151,789
   U.S. Government securities                                     52,855,764
   Corporate bonds and debentures                                 16,296,122
   Corporate stocks                                            3,225,666,216
   Guaranteed investment contracts                               446,246,073
   Accrued income                                                  2,117,905
                                                            ----------------

     Total assets and net assets available for benefits      $ 3,894,971,567
                                                            ================

      The net investment gain of the Master Trust for the year ended December 31, 1997 is summarized as follows:

Interest                                                     $    36,452,298
Dividends                                                         22,897,520
Net appreciation (depreciation):
   U.S. Government Securities                                       (412,594)
   Corporate bonds and debentures                                    301,248
   Common stocks                                                 (54,950,172)
                                                            -----------------
     Total investment gain                                  $      4,288,300
                                                            =================

      The Plan's interest in the total Master Trust as a percentage of net assets of the Master Trust was approximately .67% at December 31, 1997.

      Prior to the transfer of assets to the Master Trust in 1997, income of $5,887 and net depreciation of $3,911 was earned on plan investments.

4.    UNIT VALUES

      Participation units outstanding and participants' equity per unit at December 31, 1996 is as follows:

                                      Units                 Participants'
             1996                   Outstanding            Equity Per Unit

      Guaranteed Return Fund         20,072,765              $    1.091


5.    TAX STATUS

      The Plan obtained its latest determination letter in 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan was not timely amended to bring it into compliance with the requirements of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988. The Company voluntarily requested to correct the defect under the Closing Agreement Program with the Internal Revenue Service. Under this program, the Company amended the Plan on September 28, 1995, to bring the Plan into compliance. On June 11, 1996, the Company and the Internal Revenue Service entered into a signed closing agreement in which the Internal Revenue Service concluded that it will treat the Plan as having been timely amended for purposes of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988 with respect to Plan years beginning after December 31, 1986. As part of the agreement, the Company paid $22,500 in penalties.

      The Company believes the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1997. Therefore, no provision for income taxes is included in the Plan's financial statements.

6.    CHANGES IN THE PLAN

      Effective January 1, 1997:

      * Participants have the opportunity to change their investment options for ongoing employee contributions, once every calendar quarter.

      * Participants have the ability to invest employee contributions in 5% increments among five investment funds.

      * Participants have the ability to transfer current account balances, once every calendar quarter on a limited basis.

      *   There is a new installment payment (distribution) option for retirees.

      * There is an optional deferral of distribution to age 70 1/2 for terminated employees if the account balance is greater than $3,500.

      Effective October 1, 1997:

      * The Plan moved from monthly valuations to daily valuations. This means that the value of participants account balances is recalculated every business day instead of once per month. Most transactions are processed on the date received, provided they are received prior to the close of the New York Stock Exchange.

      * On October 1, 1997, Rockwell spun-off its Automotive business into an independent, publicly held company, Meritor Automotive, Inc. (Meritor) and distributed all of the outstanding shares of common stock of Meritor to holders of Rockwell Common Stock. As a result of this transaction, participants of the Plan received one share of Meritor Common Stock for every three shares of Rockwell Common Stock which they held as of the transaction date. Also, effective September 30, 1997, Meritor Stock Fund F, consisting of Meritor Common Stock, has been added to the Plan and is included as part of the Master Trust. Participants may not elect to invest in the Stock Fund F.

      * Participants may elect to transfer all or a portion of their account balances in Meritor Stock Fund F to other investment funds within this Plan. Special rules apply on which funds are available for transfer.

      Participants should refer to the Plan document for more complete information regarding changes in the Plan.


                                   * * * * * *

ALLEN-BRADLEY COMPANY, INC.
ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
-----------------------------------------------------------------------------------------------

       Column B                   Column C                   Column D       Column E
                       Description of Investment
Identity of Issuer,    Including Collateral, Rate
Borrower, Lessor       of Interest, Maturity Date,                        Current
or Similar Party          Par or Maturity Value              Cost          Value
----------------       ---------------------------           ----         -------

* Wells Fargo, N.A.     Master Defined Contribution
                        Trust                             $23,793,792    $26,127,019


* Wells Fargo, N.A.     Participant Loans; prime plus 1%
                          due 12 to 120 months from
                          date of loan                        312,791       312,791
                                                           ----------    ----------


                         Total Investments                $24,106,583   $26,439,810
                                                           ==========    ==========

*Party-in-interest

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.


                                     ALLEN-BRADLEY SAVINGS AND INVESTMENT
                                     PLAN FOR REPRESENTED HOURLY EMPLOYEES



                                      By   /s/ Alfred J. Spigarelli
                                          --------------------------------
                                          Alfred J. Spigarelli
                                          Plan Administrator



Date:  April 3, 2000

                         INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-17405 of Rockwell International Corporation on Form S-8, and the prospectus dated March 10, 1999, with respect to the Securities covered thereby, of our report dated July 16, 1998, appearing in this Annual Report on Form 11-K of the Allen-Bradley Savings and Investment Plan for Represented Hourly Employees for the year ended December 31, 1997.





/s/ DELOITTE & TOUCHE LLP
Pittsburgh, Pennsylvania
April 3, 2000




                                       S-2